SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                                                    Commission File Number 67435


                           NOTIFICATION OF LATE FILING

                     __ Form 10-K X Form 10-KSB __ Form 11-K
                         __Form 20-F __Form 10-Q __ Form
                              10-QSB __ Form N-SAR
                       For Period Ended: December 31, 1998

         __Transition  Report on Form 10-K   __Transition  Report  on Form 10-Q
         __Transition  Report on Form  20-F  __Transition  Report on Form  N-SAR
         __Transition Report on Form 11-K
           For the Transition Period Ended:
                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
         Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: Citizens First Corporation
         Former Name if applicable: Not Applicable
         Address of principal executive office (Street and number):
         1805 Campbell Lane
         City, state, and zip code:  Bowling Green, Kentucky  42104

                                     PART II
                            RULE 12b-25 (b) AND (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transaction report portion thereof could not be filed within the prescribed time period.

                  The Registrant's Form 10-KSB was not filed within the prescribed time period due to a combination of an oversight on the Registrant's part and the time required for the preparation of the Registrant's financial statements for the year ended December 31, 1998.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

             Gregg A. Hall                           (502)        393-0737
                  (Name)                          (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                X Yes     ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                ___Yes     X  No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Citizens First Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




         Date:  May 25, 1999               By:/s/ Mary D. Cohron
                                           ----------------------
                                           Mary D. Cohron
                                           President and Chief Executive Officer